RECEIVED
2003 DEC 22 AM 9:49
SEC / MR

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



03044366

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	December 23, 2003

December 23, 2003

Mr. John Calabrese
Cannondale Securities, LLC
900 Third Avenue, 27th Floor
New York, NY 10022

PROCESSED
JAN 12 2004
THOMSON FINANCIAL

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Calabrese:

This is in response to your letter dated December 11, 2003, in which you request on behalf of Cannondale Securities, LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exhange Commission ("Commission") became effective on December 4, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on December 4, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from December 4, 2003, the effective date of the Firm's registration with the Commission.

1252926

Mr. John Calabrese
December 23, 2003
Page 2

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,



Mark M. Attar
Special Counsel

MMA/rg

Cannondale Securities, LLC
900 Third Avenue 27th Fl
New York NY 10022

December 11, 2004

SEC – New York Regional Office
Broker Dealer Inspection Program
Attn: Stephanie Morena
233 Broadway
New York, NY 10279

Re: Audit waiver FYE 2003 Cannondale Securities, LLC CRD# 127788

To Whom It May Concern

Please be advised that based on the fact that our membership was granted by the NASD on December 4, 2003, we are requesting that our 2003 audit report be waived. We will base our 2004 Audit report to include 13 months. Please advise if this meets with your approval

Sincerely,



John Calabrese
Finop

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,



Mark M. Attar
Special Counsel

MMA/rg

Rachael

Buckram Securities Ltd.

J. McGawan
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-1001

Dear Mr. McGawan,

Re: Buckram Securities Ltd. SEC# 8-65939
Crd# 126976
Request for 2003 waiver of Annual Audit

Buckram Securities has recently been approved by the NASD, as of October 30th, with several additional states still pending approval. Buckram is in the process of a system conversion to our approved clearing broker, Pershing. It is estimated to be completed by December 8th, 2003.

As a new firm, we do not anticipate any trading activity until after conversion and certainly not material for this calendar year 2003. We, hereby respectfully request a waiver of this years (2003) annual audit and therefore have 2004 annual audit include the remaining 2003 time.

Although Buckram is a newly established broker/dealer, as owner and Principal, I have many years experience with the annual audit process and believe this request is extensively based on a practical business solution.

Thanking you in advance, and as always if you should have additional questions please do not hesitate to contact the undersigned.



Peter P. DeBuona
President

END

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